
Mail Stop 4546

February 17, 2017

David P. Luci, Esq.
President and Chief Executive Officer
Dipexium Pharmaceuticals, Inc.
14 Wall Street, Suite 3D
New York, NY 10005

> **Re:** **Dipexium Pharmaceuticals, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 25, 2017**
> **File No. 333-215684**

Dear Mr. Luci:

We have limited our review of your registration statement to the issue we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your disclosure here and throughout the filing to describe the minimum consideration to be received by the PLx stockholders on an individual basis. Also briefly describe the methodology to be followed to determine individual consideration, the possible range of Dipexium shares that PLx stockholders will receive on an individual basis, and an example of the per-share amount to be received based on recent estimates of the inputs into the formula including the estimates used in the calculation.

2. Here and elsewhere in the registration statement as appropriate, such as in the disclosure describing the proposal to increase the number of authorized shares of Dipexium common stock, please disclose the maximum number of shares of Dipexium stock that could be issued in the transaction on a fully diluted basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ivan K. Blumenthal, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.